Exhibit 99.3

February 8, 2002

Dr. Paul Reid
4101 Ravenswood Road
Suite 128
Fort Lauderdale FL 33312.

Re: Letter Agreement / Consideration for Consulting Services

Dear Dr. Reid:

This letter documents the agreement that we have negotiated. From the period of February 10, 2002 to February 10, 2003, with renewal options on an annual basis thereafter. Dr. Reid will provide significant services to iExalt, Inc. (the "Company") related to :
1.	Dr. Reid shall provide public relations services, and

2.	Dr. Reid shall provide consulting and advisory services for corporate strategic planning.

The time, attention and consulting services to be devoted by Dr. Reid is expected to be significant.

As such, our Board of Directors has approved the grant of 70,000 shares of the Company's common stock, par value $.05 per share, as consideration for your services in addition to any other prior approved out of pocket fees due under the Consulting Agreement. Pursuant to our negotiations, the Company has agreed, on a best efforts basis, to seek registration of the shares underlying this agreement using a registration on Form S-8.

Please signify your agreement to this fee structure by signing below and fax and mail such executed letter to the Company at the address noted above. Thank you again for your efforts and we look forward to a continued relationship.

Sincerely,

/s/ Donald W. Sapaugh
Donald W. Sapaugh
Chairman/CEO

ms

ACCEPTED AND AGREED TO:
__/s/ Dr. Paul Reid_______________________	___2/8/02_____
Dr. Paul Reid	date